[LOGO OMITTED]
                                  BRIGHTEC (tm)
                                  Be Brilliant

                                          BRIGHTEC Inc.
                                          8c Pleasant Street, First Floor
                                          South Natick, MA 01760
                                          508/647-9710 T
                                          508/647-9711 F
                                          www.brightec.com

February 28, 2007

VIA U.S. MAIL and FACSIMILE
---------------------------

Ms. Tia Jenkins
Division of Corporation Finance
United States Securities and Exchange Commission
100 F. Street, N.W.
Mail Stop 3561
Washington, DC  20549

Re:   Advanced Lumitech, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2005
      Form 10-QSB for Fiscal Quarter Ended March 31, 2006
      File No. 033-55254-27

Dear Ms. Jenkins:

At the request of the Securities and Exchange Commission we are providing this letter in response to certain comments made in the Commission's letter dated July 25, 2006 to Advanced Lumitech, Inc. (the "Company") regarding Form 10-KSB for Fiscal Year Ended December 31, 2005 and Form 10-QSB for Fiscal Quarter Ended March 31, 2006.

In addition, as the result of various conversations with the SEC over the past two to three weeks, we are providing additional information regarding certain restatements to be included in our amended reports, not as the result of any formal inquiry by the Securities and Exchange Commission.

Form 10-KSB for the Fiscal Year Ended December 31, 2005
-------------------------------------------------------

Items 8A - Controls and Procedures
----------------------------------

COMMENT 1:                 Please review your disclosure to state your
                           conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the period covered by the report, and to provide the information required by Item 308(c) of Regulation
                           S-B. To the extent that the identified material weaknesses result in a conclusion that your disclosure controls and procedures are ineffective, describe the specific steps the company has taken, if any, to remediate the material weaknesses.

RESPONSE:                  We have revised and updated our disclosure in the
                           Form 10-KSB relating to item 8A.

                           The Company carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures. The Company found that is had insufficient numbers of internal personnel possessing the appropriate knowledge, experience and training in applying accounting principles generally accepted in the United State and reporting financial information in accordance with the requirements of the Commission. The evaluation found insufficient controls over dissemination of information regarding non-routine and complex transactions, which resulted in incorrect

Ms. Tia Jenkins
Securities and Exchange Commission
Division of Corporate Finance
February 28, 2007
Page 2 of 15


                           treatment and lack of proper analysis of such transactions by accounting staff.

                           As a result of this evaluation, the Company has concluded that additional controls and procedures should be implemented to assure the proper application of appropriate accounting standards. Specifically, the Company has hired a certified public accountant to consult on all non-routine and complex accounting matters to determine the proper accounting treatment under a particular set of circumstances.

                           Based on the Company's size and level of non-routine and/or complex transactions, the Company believes that the new controls and procedures implemented have addressed the Company's internal control failures and are reasonable to avoid a similar deficiency in the future.

                           The Company's management necessarily applies its judgment in assessing the costs and benefits of such controls and procedures, which by their nature can provide only reasonable assurance regarding management's control objectives. Except as previously discussed, for the quarter ended December 31, 2005, there were no significant changes in the Company's internal controls or in other factors that could significantly affect these controls subsequent to the Evaluation Date.

Financial Statements, page F-1
------------------------------

Audit Report, page F-1
----------------------

COMMENT 2:                 We note that the audit report does not indicate the
                           name of the independent accountant, and it is unclear whether the report was signed. Please discuss with your auditor and revise the report accordingly.

RESPONSE:                  The lack of a signature and the name of our auditor
                           on the audit report was an edgarizing error and missed in proofreading the report prior to being filed with the SEC. The Company did receive a signed copy of the auditor's report on their letterhead before filing the Form 10-KSB.

                           The Company was notified by our auditors that they withdrew their audit reports for fiscal years 2004 and 2005 and have notified the SEC of said withdrawals. We are amending the 2004 and 2005 Form 10-KSB's for the matters described below. As such, new audit reports on the Company's 2004 and 2005 financial statements will be issued which will include new audit report dates and an explanatory paragraph referencing the restatements included in the financial statements. The auditor's new reports, when filed, will indicate their name and signature.

Note 7 - Common Stock, page F-13
--------------------------------

COMMENT 3:                 We note your disclosure on page F-18 regarding the
                           stock options granted to a consultant. Please tell us how you determined that a volatility assumption of 18% was appropriate.

RESPONSE:                  The volatility factor of 18% was originally used as
                           it was thought to be a more representative estimate of the value of the options at the time of issuance.
                           The 18% volatility factor was determined by using the opening values of the S&P Small Cap Market Index at the beginning of each month from January 2002 through December 2004.

Ms. Tia Jenkins
Securities and Exchange Commission
Division of Corporate Finance
February 28, 2007
Page 3 of 15

                           Management determined the volatility factor should have been calculated based on the historical volatility of the openly traded stock prices of the Company for three years (the term of the option) up through the effective date of the option. The value of the options was recalculated based upon a historical volatility of 430.7% and resulted in an increase in non-cash consulting expense of approximately $90,000. Such increase will be reflected in the amended and restated financial statements and the related disclosures in 2004 and 2005 will be updated accordingly.

                           See APPENDIX A for details regarding the revaluation of the options granted to the consultant using appropriate assumptions.

Note 7 - Common Stock, page F-13
--------------------------------

COMMENT 4:                 We noted your disclosure on page F-18 regarding the
                           warrants issued to a shareholder in exchange for the exercise by the shareholder of a previously issued warrant. Please tell use how you accounted for the additional warrants issued, and revise your disclosure to discuss the accounting treatment along with the major assumptions used to value the warrants.

RESPONSE:                  With respect to the warrants issued to a shareholder
                           in exchange for the exercise by that shareholder of previously issued warrants, the Company did not value or record the warrants in its accounting records. The additional warrants were issued as an inducement to the stockholder to exercise older warrants as the Company was in need of capital. The warrants were valued at $467,825 using the Black-Scholes valuation model. As the value of the new warrants was in excess of the amount received from the exercise of the older warrants ($375,000), the value of the new warrants was first applied against additional paid-in capital with the difference of $92,825 being charged as financing costs in the statement of operations. Such changes will be reflected in the amended and restated financial statements and the related disclosures will be updated accordingly.

                           See APPENDIX B for details regarding the accounting for the warrants issued in exchange for the exercise of previously issued warrants.

Note 7 - Common Stock, page F-13
--------------------------------

COMMENT 5:                 We note that warrants to purchase 3,016,666 shares of
                           common stock are outstanding, and that there are no authorized but unissued shares available at December
                           31, 2005. Accordingly, it would appear the fair value of the warrants should be recorded as a liability in the financial statements, and that the liability should be adjusted to fair value at each subsequent balance sheet date. Refer to paragraph 19 of EITF
                           00-19 and revise the financial statements accordingly, or tell us why you believe that no revisions are required, including the specific accounting literature on which your conclusion is based.

RESPONSE:                  The Company agrees with the comment. Such changes
                           will be reflected in the amended and restated financial statements and the related disclosures will be updated accordingly.

                           See APPENDIX B for details regarding the recognition of the warrant liabilities in the financial statements and the cumulative effect on the financial statements for the year ended December 31, 2005.

Ms. Tia Jenkins
Securities and Exchange Commission
Division of Corporate Finance
February 28, 2007
Page 4 of 15

Form 10-QSB for the Fiscal Period Ended March 31, 2006
------------------------------------------------------

Financial Statements, page 1
----------------------------

Note 8 - Common Stock, page 9
-----------------------------

COMMENT 6:                 We note your disclosure on page 10 regarding the 2.4
                           million warrants issued during the period. Please revise your disclosure to discuss the accounting treatment for each warrant issuance along with the major assumptions used to value the warrants. We note that since there are insufficient authorized but unissued shares, it would appear that the warrants should be recorded as a liability in the financial statements as discussed above.

RESPONSE:                  As previously discussed, the Company did not account
                           for the issuance of warrants properly and pursuant to EITF 00-19, the Company is amending its previously filed reports to properly account for and disclose the issuance of the warrants.

                          See APPENDIX C for details regarding the 2.4 million warrants issued, their accounting treatment and the major assumptions used to value the warrants.

Item 3 - Controls and Procedures, page 17
-----------------------------------------

COMMENT 7:                 Please revise the filing as necessary, to address the
                           comments above with respect to disclosure controls and procedures.

RESPONSE:                  As a result of these issues discussed and other
                           issues identified as a result, the Company is amending all of its previously issued reports beginning with its Form 10-KSB for the fiscal year ended December 31, 2004 through Form 10-QSB for the quarterly period ended March 31, 2006.

                           The Company will revise its controls and procedures disclosures as necessary to address the comments discussed here and as they relate to other issues requiring amendment, not discussed here.

                           Please refer to our response to COMMENT #1 on pages 1 and 2 of this response for a discussion of the Company's response to the identified failures of internal control and disclosure and controls procedures and the actions the Company's has taken to remediate these failures.

ADDITIONAL INFORMATION
----------------------

In addition to the matters discussed above, we are amending all of our periodic reports, starting with our 2004 Form 10-KSB through our first quarter 2006 Form 10-QSB, to account for certain redemption agreements entered into between the Company and certain of our stockholders.

From December 2004 through March 31, 2006, the Company entered into various redemption agreements with its president and director and a former director, all of whom are stockholders of the Company, to allow the Company to redeem a certain number of shares of common stock to be used to satisfy certain obligations of the Company related to subscriptions for the purchase of shares of common stock and shares of common stock to be issued in satisfaction of certain consulting agreements. These redemption agreements specifically stated that the Company was borrowing these shares of common stock from the stockholders and that the stockholders would not be paid any additional consideration beyond the reimbursement of the exact number of shares that were borrowed.

Ms. Tia Jenkins
Securities and Exchange Commission
Division of Corporate Finance
February 28, 2007
Page 5 of 15

The Company redeemed these shares of common stock from its stockholders because it had issued all of its authorized shares of common stock. In addition, the Company was unable to repurchase shares of common stock in the open market due to the lack of necessary resources to be able to effect such a transaction.

The Company had originally treated these redemptions as components of stockholders' deficit. However, subject to a review by the Company, it was determined that the redemptions should have been recognized as liabilities The Company recorded the redemptions based upon the number of shares redeemed on various dates at the average trading price for the Company's common stock on the dates of such various redemptions. As these liabilities were owed to related parties, the Company determined that it would not be appropriate to mark these liabilities to market and recognize the resulting gains and/or losses resulting from the change in fair value of the Company's common stock.

Accordingly, once the liabilities were recorded on the dates of the respective redemption agreements, they will remain on the books until such time as the Company has a sufficient number of shares of authorized and outstanding common stock to reimburse the stockholders for their respective shares redeemed.

See APPENDIX D for details shares of common stock redeemed from certain shareholders from December 2004 through March 31, 2006, their accounting treatment and the major assumptions used to value the liabilities as the result of the redemptions

The Company hopes that this letters serves as an adequate response to your letter dated July 25, 2006. Please do not hesitate to contact the Company if further clarification or additional information is required or if you wish to discuss other issues that are being addressed by the Company but are beyond the scope of this discussion.

The Company acknowledges that:

o We are responsible for the adequacy and accuracy of the disclosures in all of our filings

o SEC staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


Sincerely,

/s/ PATRICK PLANCHE
---------------------------------------------------
Patrick Planche
Chief Executive Officer and Chief Financial Officer

                BRIGHTEC, INC. (formerly Advanced Lumitech, Inc.)
                             APPENDIX A - COMMENT 3

On November 16, 2004, the Company issued to a consultant, stock options for the purchase of 4,462,911 shares of the Company's common stock, at an exercise price of $0.10 per share, in satisfaction of claims made by the consultant, against the Company.(1) The original valuation of the options, including the major assumptions, was as follows:

                                                        S&P small cap
          Volatility based on:                          market index
                                                        --------------
VARIABLES:

1   STOCK PRICE (November 16, 2004 price)               $         0.15
2   EXERCISE PRICE                                                0.10
3   TERM [IN YEARS]                                               3.00
4   RISK-FREE RATE                                                3.75%
5   DIVIDEND YIELD                                                0.00%
6   VOLATILITY (monthly/weekly)                                  18.00%

    OPTION VALUE                                        $        0.060

    Number of options                                        4,462,911

    Extended value                                      $      266,436
                                                        ==============

On November 16, 2004, the original journal entry to record the value of these options was as follows:

                                          Debit             Credit
                                     --------------     --------------
Marketing & Promotion                       266,436
Additional Paid-In Capital                                     266,436

    To record stock-based compensation relative to stock options granted to consultant

Although properly recorded on the balance sheet, after a subsequent review by management, it was determined that certain of the major assumptions and the original grant date used (the date of the letter informing the consultant of the option grant - November 16, 2004) were incorrect. Within the letter, it is specified that the effective grant date of options is September 9, 2004, the consultant's date of termination (see APPENDIX A-1). As part of the process of amending and restating the Company's financial statements for other matters relating to the valuation and recording of other derivative liabilities, the Company revalued these options, correcting the erroneous major assumptions and using the correct grant date. The options were revalued as follows:

                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date       Term        options     price     price    Life (years)     Rate       Volatility    dividend      option      value
 ------   ---------     ---------    -----     -----    ------------   ---------    ----------    --------    ----------   --------
 9/9/04   36 months     4,462,911    $0.08     $0.10       3.0000        2.94%        430.70%     $     --    $     0.08   $356,960

As a result of the difference in valuation, additional expense was recorded to recognize the increase in marketing and promotion expense resulting from increased valuation of the options issued to the consultant. The journal entry recorded as of December 31, 2004, to recognize this additional expense was as follows:

                                          Debit             Credit
                                     --------------     --------------
Marketing & Promotion                        90,524
Additional Paid-In Capital                                      90,524

  To record additional expense resulting from revaluation of options issued to consultant

The effect on the financial statements for the year ended December 31, 2004 was to increase non-cash consulting expense by $ 90,524. As of December 31, 2005, the effect on the financial statements was to increase Additional Paid-In Capital by $90,524 and to increase Stockholders' Deficit by $90,524.

--------------------
(1) Form 8-K - Current Report, dated and filed November 24, 2004, incorporated herein by reference.

                BRIGHTEC, INC. (formerly Advanced Lumitech, Inc.)
                             APPENDIX B - COMMENT 4

Due to the Company's need for capital, on April 28, 2005, in exchange and as an inducement for a shareholder to exercise previously issued outstanding warrants issued on February 4, 2005 and February 5, 2005 whose exercise price was greater than the Company's quoted market price, the Company issued to the stockholder a new warrant for the purchase of 3.6 million shares of the Company's common stock. None of warrants described were properly recorded by the Company in its accounting records. Accordingly, the Company is amending and restating its reports to recognize these warrants in its reports and accounting records and the necessary adjustments required by paragraph 19 of EITF 00-19, as described below.

On February 4, 2005, the Company issued warrant 05.004 for the purchase of 2,500,000 shares of the Company's common stock. The major assumptions and valuation of this warrant were as follows:

                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date       Term        options     price     price    Life (years)     Rate (2)   Volatility    dividend      option      value
 ------   ---------     ---------    -----     -----    ------------   ---------    ----------    --------    ----------   --------
2/4/2005   2 months     2,500,000    $0.12     $0.10      0.16667        2.34%        41.80%      $     --    $    0.022   $ 54,212

The settlement of this contract was in shares of the Company's common stock, however, the Company did not have control of the settlement because it did not have sufficient authorized and un-issued shares of its stock to issue upon the exercise of the warrant. Under these circumstances, paragraph 19 of EITF 00-19 requires liability recognition for the fair value of the warrant at its measurement date. Accordingly, the journal entry to record this warrant liability in the Company's accounting records was as follows:

                                          Debit             Credit
                                     --------------     --------------
Additional Paid-In Capital                   54,212
Warrant liability                                               54,212

              To record issuance of warrant 05.004 to stockholder

On February 5, 2005, the Company issued warrant 05.005 for the purchase of 2,085,000 shares of the Company's common stock. The major assumptions and valuation of this warrant were as follows:


                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date       Term        options     price     price    Life (years)     Rate (3)   Volatility    dividend      option      value
 ------   ---------     ---------    -----     -----    ------------   ---------    ----------    --------    ----------   --------
2/5/2005   5 months     2,085,000    $0.12     $0.12      0.41667         2.75%      41.80%       $     --    $    0.013   $ 28,129

A liability for this warrant, at its fair value as of the measurement date, was also recognized by the Company, pursuant to paragraph 19 of EITF 00-19. The journal entry recorded by the Company in its accounting records, to reflect this warrant liability was as follows:

                                          Debit             Credit
                                     --------------     --------------
Additional Paid-In Capital                   28,129
Warrant liability                                               28,129

              To record issuance of warrant 05.005 to stockholder

On March 29, 2005, the stockholder exercised 1,250,000 warrants issued under warrant 05.004. On March 29, 2005, the Company recorded the following entry in its accounting records to recognize the partial exercise and relieve the warrant liability:

                                          Debit             Credit
                                     --------------     --------------
Warrant liability                            27,106
Additional Paid-In Capital                                      27,106

              To record issuance of warrant 05.004 to stockholder

--------------------
(2)  Average of one month and three month US Treasury Note rates
(3)  Six month US Treasury Note rate

                BRIGHTEC, INC. (formerly Advanced Lumitech, Inc.)
                       APPENDIX B - COMMENT 4 (continued)

The Company is required to revalue this warrant at the end of every reporting period. Accordingly, the major assumptions and valuation warrant 05.004, at March 31, 2005, were as follows:


                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date       Term        options     price     price    Life (years)     Rate (4)   Volatility    dividend      option      value
 ------   ---------     ---------    -----     -----    ------------   ---------    ----------    --------    ----------   --------
3/31/2005   4 day       1,250,000    $0.16     $0.10       0.01096       2.63%        41.80%      $     --    $    0.060   $ 75,036

The journal entry recorded by the Company in its accounting records, to adjust the warrant liability and reflect the change in the fair value of warrant
     05.004 was as follows:

                                          Debit             Credit
                                     --------------     --------------
Loss on Value of Derivative Liabilities      47,930
Warrant liability                                               47,930

          To record increase in fair value of warrant 05.004 liability

The major assumptions and valuation of warrant 05.005 as of March 31, 2005, were as follows:


                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date       Term        options     price     price    Life (years)     Rate       Volatility    dividend      option      value
 ------   ---------     ---------    -----     -----    ------------   ---------    ----------    --------    ----------   --------
3/31/2005  3 months     2,085,000    $0.16     $0.12       0.25000       2.79%        41.80%      $     --    $    0.042   $ 87,269

The journal entry recorded by the Company in its accounting records, to adjust the warrant liability and reflect the change in the fair value of warrant
     05.005 was as follows:

                                          Debit             Credit
                                     --------------     --------------
Loss on Value of Derivative Liabilities      59,139
Warrant liability                                               59,139

          To record increase in fair value of warrant 05.005 liability

On April 28, 2005, as previously described, the stockholder was issued a new warrant (05.006) in exchange for the exercise of the previously issued outstanding warrants (05.004 and 05.005). The Company received and recorded $375,000 for the exercise of the outstanding warrants, recognized as a stock subscription in the accounting records.

The major assumptions and valuation of warrant 05.006, on April 28, 2005, were as follows:


                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date       Term        options     price     price    Life (years)     Rate (5)   Volatility    dividend      option      value
 ------    ---------    ---------    -----     -----    ------------   ---------    ----------    --------    ----------   --------
4/28/2005  36 months    3,600,000    $0.13     $0.12       3.00000       3.77%       407.90%      $     --    $     0.13   $467,825

Pursuant to paragraph 19 of EITF 00-19, a liability was recognized, on the measurement date, for the fair value of the warrant issued. In addition, since the value of the warrant 05.006 ($467,825) exceeded the value received by the Company from the exercise of the warrant 05.004 and 05.005 ($375,000), the Company believes it is appropriate to record the excess as a charge to earnings. This transaction was treated in a similar manner as costs incurred to raise capital. Under GAAP, costs to raise capital are offset against the capital raised; therefore, the Company determined it was appropriate to treat costs incurred in excess of the capital raised as a charge against earnings. Under that determination, the Company recorded the following journal entry to record the value of warrant 05.006, the corresponding warrant liability and the costs exceeding the amount of capital raised:

--------------------
(4)  One month US Treasury Note rate
(5)  Three-year US Treasury Note

                BRIGHTEC, INC. (formerly Advanced Lumitech, Inc.)
                       APPENDIX B - COMMENT 4 (continued)

                                          Debit             Credit
                                     --------------     --------------
Additional Paid-In Capital                  375,000
Financing costs                              92,825
Warrant liability                                              467,825

                    To record the issuance of warrant 05.006

The Company is required to revalue the warrant obligation at the end of every reporting period. The major assumptions and valuation of warrant 05.006 as of June 30, 2005 were as follows:


                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date       Term        options     price     price    Life (years)     Rate       Volatility    dividend      option      value
 ------    ---------    ---------    -----     -----    ------------   ---------    ----------    --------    ----------   --------
6/30/2005  34 months    3,600,000    $0.11     $0.12       2.83333       3.77%       381.30%      $     --    $    0.110   $395,477

As a result of the valuation as of June 30, 2005, the Company recorded the following journal entry to adjust the warrant liability and to recognize the change in the fair value of warrant 05.006:

                                          Debit             Credit
                                     --------------     --------------
Warrant liability                            72,348
Gain on value of derivative liabilities                         72,348

     To record change in value of warrant 05.006 for second quarter of 2005

At September 30, 2005, the major assumptions and valuation of warrant 05.006 were as follows:


                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date       Term        options     price     price    Life (years)     Rate (6)   Volatility    dividend      option      value
 ------    ---------    ---------    -----     -----    ------------   ---------    ----------    --------    ----------   --------
9/30/2005  31 months    3,600,000    $0.08     $0.12       2.58333       4.08%       327.90%      $     --    $    0.079   $285,187

As a result of the valuation as of June 30, 2005, the Company recorded the following journal entry to adjust the warrant liability and recognize the change in the fair value of warrant 05.006:

                                          Debit             Credit
                                     --------------     --------------
Warrant liability                           110,290
Gain on value of derivative liabilities                        110,290

     To record change in value of warrant 05.006 for third quarter of 2005

In addition, on September 30, 2005, the stockholder partially exercised warrants for the purchase of 583,334 shares of the Company's common stock. The Company received $70,000 in cash from the stockholder and recorded a stock subscription for the same amount. The value of the warrants exercised was determined using the value of the warrants as of September 30, 2005. Accordingly, the Company made the following journal entry to relieve the warrant liability for the partial exercise of the warrant:

                                          Debit             Credit
                                     --------------     --------------
Warrant liability                            46,211
Additional Paid-In Capital                                      46,211

       To record the partial exercise of warrant 05.006 (583,334 shares)

As a result of the partial exercise, the value of warrant 05.006 as of September 30, 2005 was $238,976.

--------------------
(6)  Average of two and three year US Treasury Note rates

The major assumptions and valuation of warrant 05.006, at December 31, 2005, were as follows:


                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date        Term       options     price     price    Life (years)      Rate      Volatility    dividend      option      value
 ------     ---------   ---------    ------    -----    ------------   ---------    ----------    --------    ----------   --------
12/31/2005  28 months   3,016,666    $0.085    $0.12       2.33333       4.08%       319.30%      $     --    $    0.084   $252,135

As a result of the valuation as of December 31, 2005, the Company recorded the following journal entry to adjust the warrant liability and recognize the change in the fair value of warrant 05.006:

                                          Debit             Credit
                                     --------------     --------------
Loss of value of derivative liability        13,159
Warrant liability                                               13,159

     To record change in value of warrant 05.006 for fourth quarter of 2005

As a result of all the aforementioned activity, the effect to the Company's 2005 financial statements was to reduce the net loss of the Company for the year ended December 31, 2005 by $62,410 and to increase liabilities as of December 31, 2005 by $252,135 and reduce stockholders' equity as of December 31, 2005 by $314,545.

                   BRIGHTEC, INC. (formerly Advanced Lumitech)
                             APPENDIX C - COMMENT 6

On January 27, 2006, the Company issued warrant 06.007 for the purchase of 2,000,000 shares of the Company's common stock in conjunction with, and in exchange for, the purchase of shares of the Company's common stock. Since, as of the grant date of the warrant, the Company did not have control of its settlement due to the fact that the Company did not have sufficient authorized and un-issued shares of common stock to effect such settlement, the fair value of the warrant determined as of the grant date required liability recognition in the Company's financial statements. The fair value of the warrant liability is required to be measured at the end of every reporting, with the changes in fair value reported reflected in income as gains (or losses, as applicable) on the value of derivative liabilities.

The major assumptions and valuation of warrant 06.007 on January 27, 2006 were as follows:


                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date        Term       options     price     price    Life (years)      Rate      Volatility    dividend      option      value
 ------     ---------   ---------    ------    -----    ------------   ---------    ----------    --------    ----------   --------
01/27/2006  36 months   2,000,000    $0.05     $0.12       3.00000       4.46%       306.80%      $     --    $    0.049   $ 98,865

On January 27, 2006, the journal entry to record the warrant liability, at its fair value, pursuant to paragraph 19 of EITF 00-19 and recognize the fair value of warrant 06.007 was as follows:

                                          Debit             Credit
                                     --------------     --------------
Additional Paid-In Capital                   98,865
Warrant liability                                               98,865

                      To record issuance of warrant 06.007

The Company is required to revalue the warrant obligation at the end of every reporting period. The major assumptions and valuation of warrant 06.007 as of March 31, 2006 were as follows:


                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date        Term       options     price     price    Life (years)      Rate      Volatility    dividend      option      value
 ------     ---------   ---------    ------    -----    ------------   ---------    ----------    --------    ----------   --------
3/31/2006   34 months   2,000,000    $0.05     $0.12       2.83333       4.46%       310.30%      $     --    $    0.049   $ 98,698

As a result of the valuation as of March 31, 2006, the Company recorded the following journal entry to adjust the warrant liability and recognize the change in the fair value of warrant 06.007:

                                          Debit             Credit
                                     --------------     --------------
Warrant liability                               167
Gain on value of derivative liabilities                            167

     To record change in fair value of warrant 06.007 as of March 31, 2006

On March 19, 2006, the Company issued warrant 06.008. The major assumptions and valuation of warrant 06.008 were as follows:


                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date        Term       options     price     price    Life (years)      Rate      Volatility    dividend      option      value
 ------     ---------   ---------    ------    -----    ------------   ---------    ----------    --------    ----------   --------
03/19/2006  12 months    416,667     $0.09     $0.12       1.00000       4.74%       125.50%      $     --    $    0.037   $ 15,219

As a result of the revaluation, the journal entry to adjust the warrant liability and the fair value of warrant 06.008 were as follows:

                                          Debit             Credit
                                     --------------     --------------
Additional Paid-In Capital                   15,219
Warrant liability                                               15,219

                      To record issuance of warrant 06.008

                   BRIGHTEC, INC. (formerly Advanced Lumitech)
                       APPENDIX C - COMMENT 6 (continued)

The Company is required to revalue the warrant obligation at the end of every reporting period. The major assumptions and valuation of warrant 06.008 as of March 31, 2006 were as follows:


                          # of       Stock     Strike     Expected     Risk Free                   Annual     Value per     Option
  Date        Term       options     price     price    Life (years)      Rate      Volatility    dividend      option      value
 ------     ---------   ---------    ------    -----    ------------   ---------    ----------    --------    ----------   --------
3/31/2006    352 days    416,667     $0.05     $0.12       0.96438       4.77%       111.80%      $     --    $0.010       $  4,121

As a result of the revaluation, the journal entry to adjust the warrant liability and the fair value of warrant 06.008 were as follows:

                                          Debit             Credit
                                     --------------     --------------
Warrant liability                            11,008
Gain on value of derivative liabilities                         11,008

                      To record issuance of warrant 06.008

As a result of all the aforementioned activity, the effect to the Company's financial statements as and for the three month period ended March 31, 2006 was to reduce the net loss of the Company by $11,175, increase liabilities by $11,175 and reduce stockholders' equity by $114,084. This does not include the activity related to the warrants issued in 2005 that have not been exercised through March 31, 2006.

                   BRIGHTEC, INC. (formerly Advanced Lumitech)
                       APPENDIX D - ADDITIONAL INFORMATION

On December 22, 2004, the Company entered into a Redemption Agreement with its president, a stockholder of the Company, to redeem 77,620 shares of the Company's common stock, to be reissued to, in conjunction with other outstanding shares, various investors and creditors in satisfaction of various outstanding stock subscriptions and settlements reached to be paid in shares of the Company's common stock.

The Company valued the redemption at the average of the opening and closing trading prices of the Company's common stock on the date of the redemption, December 22, 2004, as follows:

    OPEN                        CLOSE                   AVERAGE
--------------------     --------------------     --------------------
$               0.17     $               0.17     $               0.17

                   x      # of shares redeemed                  77,620
                                                  --------------------

                          Fair value of shares
                          on redemption date      $             13,195
                                                  ====================

The journal entry recorded by the Company on December 22, 2004 to recognize the liability for the redemption was as follows:

                                          DEBIT             CREDIT
                                     --------------     --------------
Additional Paid-In Capital                  13,195
Liability to stockholder for
 shares redeemed                                                13,195

  To record liability to shareholder for shares redeemed on December 22, 2004

As of December 31, 2004, the liability to the stockholder for 77,620 shares redeemed was $13,195. There were no redemptions during the three months ended March 31, 2005, therefore, as of March 31, 2005 the liability to stockholders for shares redeemed remained at $13,195.

On April 6, 2005, the Company entered into a Redemption Agreement with a director/stockholder of the Company, to redeem 15,767,145 shares of the Company's common stock, to be reissued to various investors and creditors in satisfaction of various outstanding stock subscriptions and settlements reached to be paid in shares of the Company's common stock.

The Company valued the redemption at the average of the opening and closing trading prices of the Company's common stock on the date of the redemption, April 6, 2005, as follows:

    OPEN                        CLOSE                   AVERAGE
--------------------     --------------------     --------------------
$              0.155     $              0.155     $              0.155

                   x     # of shares redeemed               15,767,145
                                                  --------------------

                         Fair value of shares
                         on redemption date       $          2,443,907
                                                  ====================

The journal entry recorded by the Company on April 6, 2005 to recognize the liability for the redemption was as follows:

                                          DEBIT             CREDIT
                                     --------------     --------------
Additional Paid-In Capital               2,443,907
Liability to stockholder for
 shares redeemed                                             2,443,907

    To record liability to shareholder for shares redeemed on April 6, 2005

As of June 30, 2005, the liability to stockholders for 15,884,765 shares redeemed was $2,457,102.

                   BRIGHTEC, INC. (formerly Advanced Lumitech)
                 APPENDIX D - ADDITIONAL INFORMATION (continued)

On August 23, 2005, the Company entered into a Redemption Agreement with a stockholder who is a former director of the Company (and also the brother of the Company's president), to redeem 583,334 shares of the Company's common stock, to be reissued to various investors and creditors in satisfaction of various outstanding stock subscriptions and settlements reached to be paid in shares of the Company's common stock.

The Company valued the redemption at the average of the opening and closing trading prices of the Company's common stock on the date of the redemption, August 23, 2005, as follows:

    OPEN                        CLOSE                   AVERAGE
--------------------     --------------------     --------------------
$               0.10     $               0.13     $              0.115

                   x     # of shares redeemed                  583,334
                                                  --------------------

                         Fair value of shares
                         on redemption date       $             67,083
                                                  ====================

The journal entry recorded by the Company on August 23, 2005 to recognize the liability for the redemption was as follows:

                                          DEBIT             CREDIT
                                     --------------     --------------
Additional Paid-In Capital                   67,083
Liability to stockholder
 for shares redeemed                                            67,083

To record liability to shareholder for shares redeemed on August 23, 2005

As of September 30, 2005, the liability to stockholders for 16,428,099 shares redeemed was $2,524,186.

On December 21, 2005, the Company entered into a Redemption Agreement with the same stockholder/director of the Company to redeem 500,000 shares of the Company's common stock, to be reissued to various investors and creditors in satisfaction of various outstanding stock subscriptions and settlements reached to be paid in shares of the Company's common stock.

The Company valued the redemption at the average of the opening and closing trading prices of the Company's common stock on the date of the redemption, December 21, 2005, as follows:

    OPEN                        CLOSE                   AVERAGE
--------------------     --------------------     --------------------
$               0.06     $               0.06     $               0.06

                   x     # of shares redeemed                  500,000
                                                  --------------------

                         Fair value of shares
                         on redemption date       $             30,000
                                                  ====================

The journal entry recorded by the Company on August 23, 2005 to recognize the liability for the redemption was as follows:

                                          DEBIT             CREDIT
                                     --------------     --------------
Additional Paid-In Capital                   30,000
Liability to stockholder
 for shares redeemed                                            30,000

  To record liability to shareholder for shares redeemed on December 21, 2005

As of December 31, 2005, the liability to stockholders for 16,928,099 shares redeemed was $2,554,186.

                   BRIGHTEC, INC. (formerly Advanced Lumitech)
                 APPENDIX D - ADDITIONAL INFORMATION (continued)

On January 27, 2006, the Company entered into a Redemption Agreement with the same stockholder who is a former director of the Company (the brother of the Company's president) to redeem 195,834 shares of the Company's common stock, to be reissued to various investors and creditors in satisfaction of various outstanding stock subscriptions and settlements reached to be paid in shares of the Company's common stock.

The Company valued the redemption at the average of the opening and closing trading prices of the Company's common stock on the date of the redemption, January 27, 2006, as follows:

    OPEN                        CLOSE                   AVERAGE
--------------------     --------------------     --------------------
$               0.09     $               0.05     $               0.07

                   x     # of shares redeemed                  195,834
                                                  --------------------

                         Fair value of shares
                         on redemption date       $             13,708
                                                  ====================

The journal entry recorded by the Company on January 27, 2006 to recognize the liability for the redemption was as follows:

                                          DEBIT             CREDIT
                                     --------------     --------------
Additional Paid-In Capital                   13,708
Liability to stockholder
 for shares redeemed                                            13,708

   To record liability to shareholder for shares redeemed on January 27, 2006

As of March 31, 2006, the liability to stockholders for 17,123,933 shares redeemed was $2,567,895.